

LAKELAND FINANCIAL CORPORATION

2024

Annual Report

Letter to Shareholders



Lake City Bank Shareholders, Clients and Community Partners:

2024 was a great year for the Lake City Bank team. Our foundational building blocks were strengthened during the year and we are excited to move the business forward in 2025. At our core, we are a true community bank dedicated to the communities we serve. On pages 16 and 17 of this annual report, you will learn about our extensive involvement in two organizations that are important to our Indiana communities, Habitat for Humanity and Junior Achievement. Volunteerism is a way of life at Lake City Bank.

We encourage our team members to find an organization that is important to them in their communities and get involved. For some, such as Vice President Jana Miller, pictured on page 17, it's a passion that has led to more than two decades of commitment. Over the last 23 years, Jana has dedicated thousands of hours to Junior Achievement. She loves her community, cares for it deeply and her service to Junior

Achievement has created a lifetime of memories for her and the youth that she has served. Jana's story repeats itself throughout our workforce every day and in every market. We truly care about our communities and are very proud of the impact Lake City Bank team members have in all 15 Indiana Counties we serve.

The bank was founded in Kosciusko County in 1872 and has been headquartered in Warsaw for our entire 153-year history. Our roots run deep in our hometown, and we are proud to be the largest employer in Downtown Warsaw with over 271 team members working here every day. Today, we have a 67% market share of all Kosciusko County deposits. That's exceptional and we are very happy to take care of our hometown clients and friends. During 2024, we purchased a nearly 60-year-old 36,000 square foot three-story building in Downtown Warsaw that will be transformed into our Innovation and Technology Center. It's a physical commitment to ensuring that we remain focused on delivering leading edge technology-driven financial services to our clients. It's also part of the foundational building blocks we strengthened in 2024. Our primary competition are large regional and national banks and we must constantly innovate to remain competitive with them.

What else defines a true community bank? As a lender, it means extending credit relationships to the diverse industries and companies that drive the economies of our Indiana communities. In the pages that follow, you'll read about our relationships with five of our clients, whose relationships span the last 35 years. At Lake City Bank, we are very proud of the fact that we don't run hot and cold as a lender. When the recreational vehicle industry experienced challenges during the great recession, many banks redlined the industry and kicked their RV clients to the curb. Lake City Bank kept its balance sheet open to our industry clients in the RV Capital of the World in Elkhart, Indiana. We've never redlined any industry and simply want to lend money to people and businesses with strong character and a commitment to their banking relationship with us. We're a relationship driven bank and are passionate about bringing our commitment to community banking to our client relationships.

Every year, we develop a comprehensive list of Strategic Initiatives that will further strengthen our foundational

building blocks for the future. We are an execution focused organization and throughout the year, our Project Management, Application Management and Technology Services teams come together with partners from across the bank to synergistically move these initiatives forward. Several years ago, we recognized that we were not consistently completing these initiatives on their original timelines. While we had the people and skillsets to get them done, our process architecture was flawed because we were

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> ## We love being long-term financial partners with our clients and our communities.

trying to do too much. What did we do? We came together and rebuilt our process to clearly identify strategic priorities and to smooth out the wrinkles to ensure that every involved team member was rowing in the same direction with the right cadence. In 2025, these initiatives will deliver revenue growth and enhancement opportunities, establish long-term planning objectives and identify administrational and organizational initiatives to keep the innovation train moving forward. Partners will come together, work together and remain committed to these important building blocks for our future.

We remain focused on creating long-term shareholder value at Lake City Bank. While effectively managing the

operational and administrative costs of the business is a critical part of our success, the real driver of shareholder value creation is revenue growth. The key driver of revenue growth starts with balance sheet growth. Making loans and funding them with core deposits in our Northern and Central Indiana communities is the simple recipe that we have followed for 153 years. Since 1990, we've experienced consistent and exceptional growth in our business. We have grown loans and deposits at 10% compound annual growth rates. We've grown net income and diluted earnings per share at 11% compound annual growth rates over the same time period. Have we taken care of shareholders? Since 2000, our shareholders have experienced a total return of 2,974%.

This is an annual report to shareholders, but it's much more than that to the Lake City Bank team. It's a reaffirmation of our dedication to our long history of community banking. While our strong capital structure is considered the financial foundation of the bank, that's not what this annual report focuses on. This annual report features the human capital of the Lake City Bank team that has produced consistent, stable and strong results over the last 153 years. We love talking about our client relationships and the people who manage them. We love being long-term financial partners with our clients and our communities. And we love community banking.

David M. Findlay
Chairman and Chief Executive Officer

Kristin L. Pruitt
President



Management Committee

Left to right:

Eric H. Ottinger
Executive Vice President
Chief Commercial Banking Officer

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Donald J. Robinson-Gay
Senior Vice President
Chief Credit Officer

David M. Findlay
Chairman and Chief Executive Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Kristin L. Pruitt
President

Kyra E. Clark
Senior Vice President
Chief Human Resources Officer

Stephanie R. Leniski
Executive Vice President
Chief Retail Banking Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory Officer

Our Management Committee averages 13 years of experience at Lake City Bank and 30 years of total experience. We come from different geographic locations in our Indiana footprint every Monday morning to start our week together in our Warsaw, Indiana headquarters. We could do it virtually, but that would be no fun. Every Monday morning, we discuss our respective weeks, compare notes on ongoing projects and initiatives and business conditions, and simply enjoy each other's company along with some friendly banter. We are an organization with great pride in our culture. Building and strengthening our relationships with each other is a great way to start every week.

Board of Directors

Left to right:

Brian J. Smith
Co-Chief Executive Officer
Heritage Group, Inc.

M. Scott Welch
Chief Executive Officer
Welch Packaging Group

Darrianne P. Christian
Civic Leader

Robert E. Bartels, Jr.
Partner, Incedo LLC

Bradley J. Toothaker
Executive Chairman
Bradley Company
Managing Partner
Great Lakes Capital Development

Emily E. Pichon
President, Olive B. Cole Foundation
Chairman, ETP Asset Holdings, Inc.
Officer and Director
M E Raker Foundation, Inc. and Howard P. Arnold Foundation, Inc.

A. Faraz Abassi
Managing Partner
Centerfield Capital

David M. Findlay
Chairman and Chief Executive Officer
Lakeland Financial Corporation and Lake City Bank

Blake W. Augsburger
Founder and Chief Executive Officer
LEA Professional

Kristin L. Pruitt
President
Lakeland Financial Corporation and Lake City Bank

Steven D. Ross
Former Owner
Ross and Associates

Our board represents the foundational building blocks of stable corporate governance, leadership and engagement in our Indiana communities and provides balanced and thoughtful feedback to our leadership team. They are an extension of the bank in all of our markets and are actively engaged in moving the bank forward. Their diverse and varied business and personal backgrounds bring extensive expertise into the boardroom and they are great partners to everyone at Lake City Bank.

Turtle Top

NEW PARIS | CLIENT SINCE 1990



From left to right: Erica Menzie, Human Resources Manager; Thomas Craig, CFO; Shane Tom, Sales Manager; Rob Cripe, President & CEO; Evan Cripe, Operations Coordinator; Phil Tom, President & COO; Matt Sausaman, General Manager.

> " The bank feels like part of the family.



From left to right: Katie Schmidt, Assistant Vice President, Corporate & Institutional Services Sales Officer; Chad Stoltzfus, Senior Vice President, Commercial Central Regional Manager; Erica Menzie, Human Resources Manager; Thomas Craig, CFO; Shane Tom, Sales Manager; Rob Cripe, President & CEO; Evan Cripe, Operations Coordinator; Phil Tom, President & COO; Matt Sausaman, General Manager; Gavin Miller, First Vice President, Commercial Banking Officer; Tabitha Williamson, First Vice President, Corporate & Institutional Services Manager.

Turtle Top is a family business, first and foremost, and in many ways that extends to its employees and partners. Founded in the mid-1920s in Goshen as the Cripe Lightning Rod Company, Independent Protection Company remains a leading manufacturer of lightning protection for industrial, residential and historical buildings and trees. In 1962, the company's Turtle Top division in New Paris introduced its first cargo van conversion. The company recognized the potential for passenger vans in the travel and recreational market. Today, Turtle Top manufactures small to mid-sized buses built on Chevrolet, Ford and Freightliner chassis. It continues to develop new models, with quality and service remaining paramount.

"We try to treat everybody like we would want to be treated," Rob Cripe, President & CEO said. "Are we interested in selling buses? Absolutely. But if you buy one of our buses and you're not happy with it we're going to stand behind it in the field. Our competitive advantage is our commitment to quality and relationships."

As a fifth-generation family business, Turtle Top recognizes that building relationships contributes to its success. The company has loan and deposit products with Lake City Bank and leverages the bank's technology-driven treasury management products. Most importantly, their family orientation extends to the team of bankers they work with.

"It's been very easy to do business with Lake City Bank," Cripe said. "The bank has always been there for anything we've needed. We talk to Gavin (Miller) about what we're wanting to do, and he comes back with two or three options. They feel like part of the family."



Freeland Group Restaurants

FORT WAYNE | CLIENT SINCE 2022

***From left to right:** Todd Hollman, CEO & COO; Tyler Freeland, Managing Partner; Reena McKee, Controller.*

> "The bankers we deal with are just all top-notch people.

FREELAND

***From left to right:** Shelly Meyer, Vice President, Private Banking Manager; Reneta Thurairatnam, First Vice President, Senior Wealth Advisor; Dan Beechy, Vice President, Corporate & Institutional Services Sales Officer; Todd Hollman, CEO & COO; Tyler Freeland, Managing Partner; Reena McKee, Controller; Marshall Weadick, First Vice President, Regional Credit Officer; Cammy Treadway, Senior Vice President, Commercial East Regional Manager; Nathan Burnell, Vice President, Commercial Banking Officer.*

What started as a part-time job for Dick Freeland, founder of Freeland Group Restaurants, grew into a restaurant group encompassing nearly 90 restaurants and counting in four states. The company has grown significantly since opening its first Pizza Hut franchise in Fort Wayne in 1972, recently purchasing 35 Pizza Hut restaurants in Wisconsin and Illinois while embarking on a new venture with Dave's Hot Chicken. With all that growth, the company remains committed to its culture of supporting communities and love of the restaurant business. While Dick Freeland passed away in 2013, his vision of community engagement continues today.

"Dick felt it was really important not only for him and the company leaders to be involved with the community but also for our teams," said Todd Hollman, CEO & COO. "We all are involved with different nonprofits and encourage our teams to spend time with nonprofits, to serve those around them."

Culture has made Freeland Group Restaurants' relationship with Lake City Bank a natural fit. The company uses loan and deposit products, technology-driven treasury management solutions, and personal accounts with the bank's Wealth Advisory Group and Private Banking services.

"The bankers we deal with are just all top-notch people," Hollman said. "If we have questions, they answer them. They helped us figure out how to organize our depository accounts into our main accounts and did a phenomenal job helping our accounting team redo our internal banking infrastructure, adding a lot of automation. It's a lot smoother."

While relatively new, the partnership between the bank and Freeland Group Restaurants is built on a strong foundation and shared values.

"There's something about the Lake City Bank culture where everyone you engage with is easy to talk to," said Tyler Freeland, Managing Partner. "They have a way of articulating complex topics well for people on our team, who we bring into meetings so that they can learn. We've always appreciated that."

Modineer Group

NILES, MI | CLIENT SINCE 2020

From left to right: *Drew Jeffrey, Vice President of Business Development; Edward Hamilton, CEO; Conrad Bontrager, CFO; Scott Mereness, Chairman; Jason Newburn, Vice President of Operations.*



From left to right: *Todd Bruce, Senior Vice President, Commercial North Regional Manager; Drew Jeffrey, Vice President of Business Development; Edward Hamilton, CEO; Conrad Bontrager, CFO; Scott Mereness, Chairman; Jason Newburn, Vice President of Operations; Anna Corkill, Vice President, Corporate & Institutional Services Sales Officer; Ron BonDurant, Vice President, Commercial Banking Officer.*

> "
> **The local relationship with Lake City Bank means a lot to our team.**

Modineer Group is a state-of-the-art metal fabricator serving multiple industries by manufacturing high- or low-volume custom parts from quality steel, aluminum and stainless. Capabilities include roll forming, metal machining, fabrication, welding and more. The company leads by concentrating on high-quality production that meets and exceeds customer specifications and deadlines.

"Our team works closely with all our customers," said Edward Hamilton, Chief Executive Officer. "We have a very hands-on leadership team that allows us to keep a sharp focus on quality, delivering premium components every time, and exceeding expectations."

Serving the automotive, military and defense, and commercial markets for more than 70 years, Modineer has grown organically and by acquisition,

expanding to nine production facilities to accommodate customer demand. With that growth the company remains nimble to pivot quickly based on industry changes.

The Modineer Group leadership team cites a strong partnership with Lake City Bank as contributing to its success. The company uses loan and deposit products, along with technology-driven treasury management solutions.

"The local relationship with Lake City Bank means a lot to our team," said Scott Mereness, Chairman. "The bankers we work with invest the time to get to know our team members, our leadership team and what we're about as a company. That fosters mutual trust and respect between us and the bank."

Browning Chapman, LLC

WESTFIELD | CLIENT SINCE 2022



From left to right: Jeff Browning, Estimator and Project Manager; Allan Browning, President; Stephanie Cook, Marketing Coordinator.



From left to right: Jody Meyer, First Vice President, Retail Banking Regional Manager; Brian Burrell, Vice President, Commercial Banking Officer; Allan Browning, President; Melanie McIntyre, Vice President, Corporate & Institutional Services Sales Officer; Angie Doty, Vice President, Retail Banking Officer.

> "
> ### Lake City Bank has been the best fit for a company like ours.

Browning Chapman is a specialty contractor firm that delivers a wide array of construction services across the country in public and private sectors. The services they offer are as varied as the markets they serve. The firm regularly performs structural concrete repairs, masonry restoration, resinous and traffic coatings, application of joint sealants and waterproofing, concrete leveling and polishing, sports flooring installation, and parking garage restoration and maintenance.

Founded in 2012 by industry veterans Allan Browning and Gordon Chapman, the company sets itself apart by focusing on the values of quality, integrity and loyalty in all of their work to consistently deliver superior product while building trusted relationships with both clients and field partners.

"When we started our business, we decided to concentrate on the specialty work rather than general construction because we saw great opportunity in that area," said Allan Browning, President. "That strategy has been advantageous for us and we've forged great relationships with many clients across the country."

Browning Chapman now operates out of offices in Indiana, Ohio, Florida and Texas, giving them flexibility to quickly route teams to projects that span numerous markets including industrial, commercial, education, healthcare, athletics and hospitality. You can see their quality of work with prominent long-term clients across the state of Indiana including Eli Lilly, Cummins, University of Notre Dame and the Indianapolis International Airport – just to name a few.

These client relationships, built on proven trust and consistent excellence, are vital to Browning Chapman's success and they seek the same values for their banking needs. They utilize Lake City Bank's loan and deposit products, digital banking and technology-driven treasury management products, as well as personal banking accounts, but ultimately the shared values matter most.

"Lake City Bank has been the best fit for a company like ours, with tailored solutions for the unique challenges we face in the construction industry. The time they spend working to understand who we are and how we operate has made all the difference. It's clear that they value relationships and loyalty as much as we do," said Browning.

Wildman Business Group

WARSAW | CLIENT SINCE 1995



From left to right: Craig Schau, Controller; Josh Wildman, CEO; Stephen Sparks, COO; Jeffrey Van Houten, Strategic Account Manager; Casey Pepper, Vice President of Sales; Lori Stanger, Vice President of People & Culture.

> "
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> **Everyone at the bank is easy to work with and just a phone call away.**



From left to right: Shelly Kammerer, Vice President, Retail Banking Officer & Private Banker; Craig Schau, Controller; Josh Wildman, CEO; Stephen Sparks, COO; Jeffrey Van Houten, Strategic Account Manager; Casey Pepper, Vice President of Sales; Lori Stanger, Vice President of People & Culture; Nathan Conley, Vice President, Commercial Banking Officer; Tiffany Mudd, Assistant Vice President, Corporate & Institutional Services Sales Officer.

Wildman Business Group has been growing since 1952. Their story starts with Rex Wildman, a World War II veteran and entrepreneur at heart, when he bought a dry cleaning business in Nappanee, Indiana which he later moved to Warsaw. The business thrived, expanding into the industrial uniform industry and had an opportunity to acquire a local competitor in 1998. Brent Wildman, Rex's son, worked with Lake City Bank to obtain a loan for the acquisition, doubling the company's size. The rest, as they say, is history.

Today, Wildman's nearly 500 employees offer uniform rental, restroom supply service, floor mat supply and cleaning, deep cleaning services, and first aid supply service from eight locations in Indiana and Michigan. Wildman is now the nation's third largest family-owned laundry service provider with an industrial focus. In addition to industrial laundry services throughout Indiana and Michigan, Wildman also has a national presence through YouTheFan which designs and manufactures licensed consumer products, as well as Winona Services and Provision First Aid which provide other laundries with sales and marketing support and supply janitorial and first aid products.

Despite their exponential growth, the business remains built on its humble principles of trust and first-name relationships. The Wildman team invests the time to get to know their customers, enabling them to propose solutions and pricing that work well every time.

"Just like Lake City Bank, we're in the relationship business. When we do business, it's as a trusted partner. That means we can drive higher value while offering more products and services to fulfill the needs of our clients," said Josh Wildman, Chief Executive Officer.

Lake City Bank's partnership with Wildman has grown too. In addition to loan and deposit products with Lake City Bank, Wildman leverages the bank's technology-driven treasury management solutions.

"Similar to our story, Lake City Bank has grown and we continue to have easy access to the team of bankers we work with," said Wildman. "Everyone at the bank is easy to work with and just a phone call away, and we truly appreciate that partnership."



Defining Community Banking One Volunteer Hour at a Time

Lake City Bank volunteers help complete the Habitat for Humanity of Kosciusko County's project build in Mentone.

Habitat
for Humanity
of Kosciusko County
KosciuskoHabitat.org

From left to right: *Stacy Price, Vice President, Financial Analyst; Shannan Hepler, Vice President, One Call Center Manager; Ben Logan, Executive Director; Kimberly Knoerzer, Assistant Vice President, Client Protection Services Assistant Manager; Karen Francis, First Vice President, Retail Banking Regional Manager; Haylee Brown, Retail Banker.*

Lake City Bank volunteers in Junior Achievement of Northern Indiana's Finance Park.

From left to right: *Stephany Garcia, Retail Banker; Lena Yarian, President; Steve Schumacher, First Vice President, Retail Banking Regional Manager; Cailyn Zechiel, Retail Banker; Luke Mungovan, Assistant Vice President, Commercial Banking Officer; Livia Rose, Retail Banking Officer; Natalie Ousley, Assistant Vice President, One Call Center Manager.*

Junior Achievement

Jana Miller, Vice President, Retail Banking Officer, accepts the U.S. President's Volunteer Service Bronze Award from Jack Kosakowski, President and Chief Executive Officer of Junior Achievement USA.

From its start in 1872, giving back has come naturally to Lake City Bank. Employees across the bank's footprint take its core values of Stewardship and Community Service seriously. The work employees do as volunteers is deeply personal and rooted in a commitment to the communities where they live and work.

The bank's 670 employees volunteered a total of 4,040 hours with organizations they care about in 2024.

Habitat for Humanity of Kosciusko County

Habitat for Humanity of Kosciusko County is a great example of an organization that bank employees support enthusiastically, helping build homes for local families in Kosciusko County.

Habitat for Humanity is part of the international organization founded in 1976 dedicated to building strength, stability and self-reliance in partnership with people and families that need an affordable home. Habitat homeowners help build their own homes alongside volunteers and pay an affordable mortgage. Volunteers work on each home the organization builds, with a typical project needing 1,000 to 1,500 volunteer hours logged toward its completion.

"Without volunteers from companies like Lake City Bank, this program wouldn't be possible," said Ben Logan, Executive Director, Habitat for Humanity of Kosciusko County. "Volunteers are essential to the community-building process because they connect the local area and future homeowner. Those relationships help set up our homeowners, and ultimately our community, for long-term success. We truly appreciate the value that Lake City Bank team members bring to the table."

In 2024, Lake City Bank employees volunteered 148 hours with Habitat for Humanity of Kosciusko County.

Junior Achievement of Northern Indiana

Lake City Bank employees have a long history working with Junior Achievement. In fact, many individuals count their involvement with Junior Achievement in decades, not years.

Junior Achievement of Northern Indiana is one of 100 local Junior Achievement Areas across the U.S. offering core content in work readiness, entrepreneurship and financial literacy to young people. Their mission extends beyond presenting content. The organization works to inspire and prepare young people to succeed in our evolving economy, own their economic success, and prepare for the future. That ambitious work takes many hands to deliver.

"Volunteerism is the heartbeat of Junior Achievement, helping our curriculum come alive with real-world experiences, sparking curiosity, and encouraging students to dream big," said Lena Yarian, President of Junior Achievement of Northern Indiana. "Lake City Bank employees make a difference by sharing their expertise and serving as role models. They empower students with essential skills and strengthen community ties, leaving a lasting impact on the next generation."

For the second year in a row, Lake City Bank was presented the U.S. President's Volunteer Service Bronze Award in 2024. The bank earned this recognition based on 1,385 volunteer hours contributed by its employees during the 2022-2023 school year. Created by the President's Council on Service and Civic Participation, Lake City Bank is one of only 69 companies across the U.S. honored with the award, including much larger companies such as General Motors, Caterpillar and General Electric.

Overall, 170 Lake City Bank employees across the bank's footprint volunteered with Junior Achievement in 2024.

Five Year Summary of Financial Highlights

In thousands, except share and per share data

End of Period Balances	2024	2023	2022	2021	2020
Assets	$6,678,374	$6,524,029	$6,432,371	$6,557,323	$5,830,435
Deposits	5,900,966	5,720,525	5,460,620	5,735,407	5,036,805
Loans, net of Deferred Fees	5,117,948	4,916,534	4,710,396	4,287,841	4,649,156
Allowance for Credit Losses*	85,960	71,972	72,606	67,773	61,408
Total Equity	683,911	649,793	568,887	704,906	657,184
Average Balances					
Assets					
Total Assets	$6,662,718	$6,464,980	$6,427,579	$6,153,780	$5,424,796
Earning Assets	6,328,498	6,114,225	6,123,163	5,906,640	5,184,836
Investments	1,134,979	1,184,659	1,432,287	1,068,325	633,957
Loans, net of Deferred Fees	5,039,406	4,813,678	4,427,166	4,421,094	4,424,472
Liabilities and Equity					
Total Deposits	$5,836,025	$5,604,228	$5,717,358	$5,357,284	$4,650,597
Interest Bearing Deposits	4,578,219	4,128,922	3,874,581	3,686,112	3,340,696
Interest Bearing Liabilities	4,644,553	4,295,743	3,913,195	3,761,520	3,437,338
Total Equity	662,087	588,667	596,487	674,637	624,174
Income Statement Data					
Net Interest Income	$196,679	$197,035	$202,887	$178,088	$163,008
Net Interest Income - Fully Tax Equivalent	201,363	202,347	208,514	181,675	165,454
Provision for Credit Losses*	16,750	5,850	9,375	1,077	14,770
Noninterest Income	56,844	49,858	41,862	44,720	46,843
Noninterest Expense	125,084	130,710	110,210	104,287	91,205
Net Income	93,478	93,767	103,817	95,733	84,337
Per Share Data					
Basic Net Income Per Common Share	$3.64	$3.67	$4.07	$3.76	$3.31
Diluted Net Income Per Common Share	3.63	3.65	4.04	3.74	3.30
Cash Dividends Per Common Share	1.92	1.84	1.60	1.36	1.20
Dividend Payout	52.89%	50.41%	39.60%	36.36%	36.36%
Book Value Per Common Share	$26.62	$25.37	$22.28	$27.65	$25.85
Basic Weighted Average Common Shares Outstanding	25,676,543	25,604,751	25,528,328	25,475,994	25,469,242
Diluted Weighted Average Common Shares Outstanding	25,769,018	25,723,165	25,712,538	25,620,105	25,573,941
Key Ratios					
Return on Average Assets	1.40%	1.45%	1.62%	1.56%	1.55%
Return on Average Total Equity	14.12%	15.93%	17.40%	14.19%	13.51%
Average Equity to Average Assets	9.94%	9.11%	9.28%	10.96%	11.51%
Net Interest Margin	3.18%	3.31%	3.40%	3.07%	3.19%
Efficiency	49.34%	52.94%	45.03%	46.81%	43.46%
Net Charge Offs to Average Loans	0.05%	0.13%	0.10%	0.09%	0.09%
Credit Loss Reserve to Total Loans	1.68%	1.46%	1.54%	1.58%	1.32%
Credit Loss Reserve to Nonperforming Loans	152.25%	458.01%	424.91%	449.13%	507.42%
Nonperforming Assets to Total Loans	0.85%	0.33%	0.37%	0.36%	0.26%

*Beginning January 1, 2021 calculation is based on the current expected credit loss methodology. Prior to January 1, 2021 calculation was based on the incurred loss methodology.

The following selected data has been taken from the Company's consolidated financial statements. Refer to Lakeland Financial Corporation's Annual Report on Form 10-K for the year 2024 for a complete set of consolidated financials.

Condensed Consolidated Balance Sheets

Years ended December 31 | In thousands, except share data

Assets	2024	2023
Cash and due from banks	$71,733	$70,451
Short-term investments	96,472	81,373
Total cash and cash equivalents	168,205	151,824
Securities available-for-sale (carried at fair value)	991,426	1,051,728
Securities held-to-maturity (carried at amortized cost)	131,568	129,918
Real estate mortgage loans held-for-sale	1,700	1,158
Total loans	4,946,028	4,916,534
Less: Allowance for credit losses	85,960	71,972
Net loans	5,031,988	4,844,562
Land, premises and equipment, net	60,489	57,899
Bank owned life insurance	113,320	109,114
Federal Reserve and Federal Home Loan Bank stock	21,420	21,420
Accrued interest receivable	28,446	30,011
Goodwill	4,970	4,970
Other assets	124,842	121,425
Total Assets	$6,678,374	$6,524,029
Liabilities		
Noninterest bearing deposits	$1,297,456	$1,353,477
Interest bearing deposits	4,603,510	4,367,048
Total deposits	5,900,966	5,720,525
Accrued interest payable and other liabilities	93,497	103,711
FHLB advances and other borrowings	0	50,000
Total Liabilities	5,994,463	5,874,236
Stockholders' Equity		
Common stock: 90,000,000 shares authorized, no par value	129,664	127,692
Retained earnings	736,412	692,760
Accumulated other comprehensive income (loss)	(166,500)	(155,195)
Treasury stock	(15,754)	(15,553)
Total Stockholders' Equity	683,822	649,704
Total Noncontrolling Interest	89	89
Total Equity	683,911	649,793
Total Liabilities and Stockholders' Equity	$6,678,374	$6,524,029
End of period shares issued	25,978,831	25,903,686
End of period shares outstanding	25,509,592	25,430,566

See Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of Lakeland Financial Corporation
Warsaw, Indiana

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Lakeland Financial Corporation as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024 (not presented herein); and in our report dated February 19, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe LLP, South Bend, Indiana, February 19, 2025

Condensed Consolidated Statements of Income

Years ended December 31 | In thousands, except share and per share data

	2024	2023	2022
Interest Income			
Interest and fees on loans	$337,765	$308,015	$203,668
Interest and dividends on securities			
Taxable	12,048	13,153	14,132
Tax exempt	15,714	16,396	19,553
Interest on short-term investments	7,631	5,703	2,214
Total Interest Income	373,158	343,267	239,567
Interest Expense			
Interest on deposits	172,759	137,791	36,281
Interest on FHLB advances and other borrowings	3,720	8,441	399
Total Interest Expense	176,479	146,232	36,680
Net Interest Income	196,679	197,035	202,887
Provision for credit losses	16,750	5,850	9,375
Net Interest Income After Provision for Credit Losses	179,929	191,185	193,512
Noninterest Income			
Wealth advisory and investment brokerage income	12,363	10,895	10,954
Service charges on deposit accounts	11,157	10,773	11,595
Loan and service fees	11,832	11,750	12,214
Merchant card fee income	3,542	3,651	3,560
Bank owned life insurance income	4,210	3,133	432
Interest rate swap fee income	0	794	579
Mortgage banking income (loss)	116	(254)	633
Net securities gains (losses)	(46)	(25)	21
Net gain on Visa shares	8,996	0	0
Other income	4,674	9,141	1,874
Total Noninterest Income	56,844	49,858	41,862
Noninterest Expense			
Salaries and employee benefits	66,728	59,147	58,530
Occupancy and equipment expense	12,477	11,992	12,050
Data processing fees and supplies	15,161	14,003	12,826
Other expense	30,718	45,568	26,804
Total Noninterest Expense	125,084	130,710	110,210
Income Before Income Tax Expense	111,689	110,333	125,164
Income tax expense	18,211	16,566	21,347
Net Income	$93,478	$93,767	$103,817
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,676,543	25,604,751	25,528,328
BASIC EARNINGS PER COMMON SHARE	$3.64	$3.67	$4.07
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,769,018	25,723,165	25,712,538
DILUTED EARNINGS PER COMMON SHARE	$3.63	$3.65	$4.04

See Annual Report on Form 10-K.

Corporate Information

Nature of Business
Lakeland Financial Corporation is a $6.7 billion bank holding company located in Warsaw, Indiana. Lake City Bank, its single bank subsidiary, was founded in 1872 and serves Central and Northern Indiana communities with 54 branch offices and a robust digital banking platform. Lake City Bank's community banking model prioritizes building in-market long-term customer relationships while delivering technology-forward solutions for retail and commercial clients.

Headquarters
Lakeland Financial Corporation
202 E Center Street
Warsaw, IN 46580
(574) 267-6144
(800) 827-4522
lakecitybank.com

Annual Meeting
Tuesday, April 8, 2025
3:30 pm eastern

Common Stock Listing
Lakeland Financial Corporation common stock is traded on the Nasdaq Global Select Market under the symbol "LKFN."

Market Makers
Canaccord Genuity Inc.
Robert W. Baird & Co. Incorporated
Cantor Fitzgerald & Co.
Citadel Securities LLC
TD Securities (USA) LLC
Canaccord Genuity LLC.
D.A. Davidson & Co.
G1 Execution Services, LLC
Goldman Sachs & Co. LLC
GTS Securities LLC
IMC Financial Markets
StoneX Financial Inc.
Janney Montgomery Scott Inc.
Keefe, Bruyette & Woods, Inc.
Keybanc Capital Markets Inc.
Leerink Partners, LLC
Maxim Group LLC
Bofa Securities, Inc.
Morgan Stanley & Co. LLC
VIRTU Americas LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC
Stifel, Nicolaus & Company, Incorporated
Susquehanna Financial Group, LLP
Two Sigma Securities, LLC
UBS Securities LLC
Virtu Americas LLC
Wall Street Access
William Blair
Summit Securities Group, LLC
Latour Trading LLC

Stock Transfer Agent and Registrar
Equinity Trust Company, LLC ("EQ")
PO Box 500
Newark, NJ 07101
(800) 937-5449
(718) 236-2641 fax
helpAST@equiniti.com
equinity.com/us/

Dividend Reinvestment and Stock Purchase Plan
Lakeland Financial Corporation offers stockholders a convenient way to increase their investment through the Lakeland Financial Dividend Reinvestment and Stock Purchase Plan. Under the plan, investors can elect to acquire Lakeland Financial shares in the open market by reinvesting dividends and through optional cash payments. Lakeland Financial absorbs the fees and brokerage commissions on shares acquired through the plan. To obtain a plan prospectus and authorization form, call Tina Rensberger at (800) 827-4522. The plan prospectus is also available on the company's website at lakecitybank.com.

Direct Deposit of Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, call Tina Rensberger at (800) 827-4522.

Form 10-K and Other Financial Reports
The company maintains a website at lakecitybank.com. The company makes available on its investor relations site, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The company will also provide copies of its filings free of charge upon written request to:

Lakeland Financial Corporation
Attn: Investor Relations
PO Box 1387
Warsaw IN 46581-1387

Corporate Governance
Lakeland Financial Corporation corporate governance documents are available on the company's investor relations website at lakecitybank.com or may be obtained in print form by contacting Tina Rensberger at (800) 827-4522.

Independent Registered Public Accounting Firm
Crowe LLP
320 E Jefferson Boulevard
PO Box 7
South Bend, IN 46624-0007

Lake City Bank Officers

Management Committee
David M. Findlay
Chairman &
Chief Executive Officer

Kristin L. Pruitt
President

Stephanie R. Leniski
Executive Vice President
Chief Retail Banking Officer

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Eric H. Ottinger
Executive Vice President
Chief Commercial Banking Officer

Kyra E. Clark
Senior Vice President
Chief Human Resources Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Donald J. Robinson-Gay
Senior Vice President
Chief Credit Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory Officer

Brokerage
Vice President
Eric J. Frappier
Michael O. Jenkins

Assistant Vice President
Greg L. Emmack

Officer
Ashley N. Brewer

Commercial Banking
Senior Vice President—Regional Manager
Todd A. Bruce
William R. Redman
J. Chad Stoltzfus
Camalyn M. Treadway
Christopher W. Wiggins

First Vice President
David E. Davis
Chad A. Glassburn
Rodney B. Hooley
Gavin S. Miller
Cameron V. Plew
Timothy M. Schlichte

Vice President
Ronald L. BonDurant
Steven L. Brown
Nathan R. Burnell
Brian D. Burrell
Nathan R. Conley
John F. Dietzen
Chad P. Douglass
Keith B. Goodman
Ryan L. Hart
Justin T. Hayes
Corbin J. Holtsberry
Cari J. Juillerat
Jeffery W. Krusenklaus
Gregory W. Lentz
Meghan C. Marrello
Cory E. McClarnon
Patricia T. McNarney
Shelly A. Meyer
Benjamin A. Rice
Michael J. Ryan
D. Andrew Skaggs
Eric J. Steenman
Nicholas A. Toney
Steven J. Troike
Amber M. Wolfer

Assistant Vice President
Christy E. Adams
Quinten J. Bender
Holly A. Davis
Kelsey M. Jenkins
Kris J. Kerlin
Erin R. Martz
Sara B. Millspaugh
Luke C. Mungovan
Kevin R. Poe
Stacy M. Richardson
Robin R. Ritchie
Elizabeth A. Schmidlin
Jordan D. Smith
Virginia E. Wirt

Officer
Trenton H. Cooper
Brandon J. Krutsch
Phillip P. Nguyen
Marlee J. Richter

Consumer & Home Loans
Senior Vice President
Kirtus D. Murray

First Vice President
Scott B. Bucher

Vice President
Denise M. Brennan
Sabrina N. Brown
Holly N. Clevenger
Chad J. Clinton
Phillip G. Ensley
Glenn A. Goudey
Jodi L. Hammond
Cheryl L. Luke
Susan R. McClanahan
Sarah J. Miller-Bontrager
W. John Pritz
Mark R. Rensner

Assistant Vice President
John J. (J.J.) Foster
Anna A. Jimenez
Sandra F. Medina
Todd E. Pequignot
Amanda M. Tom

Corporate & Institutional Services
First Vice President
Tabitha A. Williamson

Vice President
Dan L. Beechy
Anna N. Corkill
Melanie A. McIntyre
Sheena L. White

Assistant Vice President
Tiffany R. Mudd
Katherine G. Schmidt

Officer
Priscilla R. Coffey

Credit Administration
Senior Vice President
Bradford S. Grabow
Kimberly A. Hooley

First Vice President
Marshall C. Weadick

Vice President
Bridget M. Camden
Amanda R. Ellsworth
Cynthia J. Gianneschi
Christopher D. Hanson
Judd P. McNally
Megan E. Ottinger
Christoffer C. Penny
Daniel M. Sloan
Matthew R. Smith

Assistant Vice President
Joseph D. Burtnette
Seth M. Greiner
Kyle A. Grimm
Aaron T. Wood
Jeffrey L. Wyckoff

Officer
Victoria A. Larrew
Trent W. Koble
Stefani P. Rinehold
Maxxwell P. Sell
Troy D. Tom
Branden P. Wildey

Executive Administration
Officer
Tina A. Rensberger

Finance & Treasury
Senior Vice President
Jennifer M. Hurford—Treasurer
Brok A. Lahrman—Chief Accounting Officer

Vice President
Melissa D. Davison
David J. Hughes
Ryan D. Neese
Stacy L. Price

Assistant Vice President
Samantha D. Ducey
Crystal A. Vander Bie
Beth A. Weber

Officer
Samuel Z. Hall

Marketing
Vice President
Luke A. Weick

Assistant Vice President
Kathleen D. Panning

Officer
Cameron R. Jagger

Operations
Senior Vice President
Lisa A. Fulton

First Vice President
Eric D. Wagoner
Donna J. Wolfe

Vice President
Michele R. Ganser
Shannan L. Hepler
Michelle L. Jacobsen
Miranda R. Jordon
Scot A. Karbach
Jan R. Martin
Leslie R. Rutherford
Timothy C. Vosberg
Diane M. Wirth

Assistant Vice President
Micaela M. Alvarez
Katrina L. Beverly
Jennifer A. Bradley
Nicholas A. Brewer
Jill E. Garber
Michelle L. Harris
Brittney C. Hollopeter
Jennifer R. Kooistra
Karla J. Kroll
Jennifer L. Mosier
Michele I. Myers
Natalie M. Ousley
Maritza Patino
Ashley D. Walker
Ashaunte M. Wallen
Brandice M. Wampler
Thomas B. Weimer

Officer
Chloe D. Damron
Denise M. Eldridge
Kelli L. Gonzalez
Lisa M. Goon
Kelli L. Hatfield
Susan K. Hayes
Jillian M. Howell
Candince M. Leedy
Kelsey L. Nelson
Carla A. Snyder

People Development
First Vice President
Tori L. Platt

Vice President
Ana Karina Cervantes
Rhonda K. Frank
Mary A. Lepird

Assistant Vice President
Kristen J. Heiman
Brianna D. Kreczmer
Justin Taylor

Officer
Marissa Rico
Blake E. Shearer

Properties & Security
Vice President
Richard A. Hoover

Assistant Vice President
Victoria L. Starr

Officer
Nicholas M. Scott

Retail Administration
Vice President
Lisa S. Fitzgerald
Melissa S. Rupe

Assistant Vice President
Jean A. Ciriello

Officer
Amanda C. Benzing
Megan L. Sutter

Risk Management
Senior Vice President
Matthew D. VanDeWielle

First Vice President
Jeannine P. Draper Cooley

Vice President
Austin L. Bair
Gloria J. Crawford
Dianne C. Harris
Candy A. Little
Amanda M. Longmire
Kyle G. Schmidt
Becka J. Turnbow

Assistant Vice President
Wendy N. Brown
Aaron T. Connell
Kristin D. Hohman
Kimberly A. Knoerzer
Dakotah B. Lantz
Eric D. Neuenschwander
Ashley L. Pluta
Brandon Prince

Officer
Hilda E. Cantu
Adam A. Gardner

Technology Services
Senior Vice President
Andrew T. McMonigle

Vice President
Paul D. Dausman
Joanie L. Foreman
Kimberly K. Mattke
Christopher D. Merrill

Assistant Vice President
Jordan M. Bell

Officer
Noah S. Blakesley
Leonard Groves
Gita M. Kamdar
David J. Miller

Wealth Advisory Group
Senior Vice President
Carrie A. Gutman
Melanie L. Farr
Andrew R. Haddock

First Vice President
Richard A. Delks
Reneta U. Thurairatnam

Vice President
Steven B. Burnside
Robert M. Congdon
Lili A. Dailey
Kevin D. Hampton
Michelle L. Kindler
Jennifer I. King
Lisa A. Mansberger
Scott R. Tapley

Assistant Vice President
Adam L. Esterline
Leslie E. Rohrer

Officer
Janel A. Burnworth
Deborah R. Cataldo

Lake City Bank Offices

First Vice President – Retail Banking Regional Manager
Melissa J. Blosser
Karen A. Francis
Jody M. Meyer
Alexandra L. Rhodes
Steve D. Schumacher
Kimberly K. Strawbridge

Akron	Penny S. Ramsey	Vice President, Retail Banking Officer
Argos	Kimberly K. Vermillion	Vice President, Retail Banking Officer
Auburn	Rebekah K. Hefty	Vice President, Retail Banking Officer
Bremen	Sonia R. Teske	Vice President, Retail Banking Officer
Carmel	Ashley G. Bridges	Assistant Vice President, Retail Banking Officer
Columbia City	Carolyn M. Ross	Vice President, Retail Banking Officer
Concord	Carrie L. Heavner	Retail Banking Officer
Elkhart Beardsley	Rebecca L. Miller	Vice President, Retail Banking Officer
Elkhart East	Katelynn E. Rowe	Assistant Vice President, Retail Banking Officer
Elkhart High School	Melissa J. Blosser	First Vice President, Retail Banking Regional Manager
Elkhart Northwest	Marissa K. Sparks	Retail Banking Officer
Elkhart River District	Emily E. Wold	Assistant Vice President, Retail Banking Officer
Fishers	Stacy R. Oswald	Vice President, Retail Banking Officer
Fort Wayne Downtown	Nichole L. Mendez	Assistant Vice President, Retail Banking Officer
Fort Wayne Jefferson	Kristi L. Manwaring	Vice President, Retail Banking Officer
Fort Wayne North	Andrew P. Dance	Vice President, Retail Banking Officer
Fort Wayne Northeast	Breanne Kohli	Retail Banking Officer
Fort Wayne Southwest	Ameenah K. Outlaw	Retail Banking Officer
Goshen Downtown	Imelda Herrera	Retail Banking Officer
Goshen South	Alma R. Jimenez	Assistant Vice President, Retail Banking Officer
Grace Village	Kimberly K. Strawbridge	First Vice President, Retail Banking Regional Manager
Granger	Kathryn A. Smith	Vice President, Retail Banking Officer
Greenwood	Lisa G. Landers	Vice President, Retail Banking Officer
Huntington	Paula J. Whiting	Vice President, Retail Banking Officer
Indianapolis 16 Tech	Kyle R. Means	Retail Banking Officer
Indianapolis Clearwater	Jody M. Meyer	First Vice President, Retail Banking Regional Manager
Indianapolis Downtown	Morgan N. Hopper	Retail Banking Officer
Indianapolis Michigan Road	Terry L. Bradley	Vice President, Retail Banking Officer
Indianapolis North	Angela R. Doty	Vice President, Retail Banking Officer
Jimtown	Codie N. Gluchowski	Assistant Vice President, Retail Banking Officer
Kendallville	Brooke E. Bentley	Vice President, Retail Banking Officer
LaGrange	Mareen L. Barton	Assistant Vice President, Retail Banking Officer
Ligonier Downtown	Lori I. Cunningham	Vice President, Retail Banking Officer
Ligonier South	Jana L. Miller	Vice President, Retail Banking Officer
Medaryville	Nema R. Wireman	Retail Banking Officer
Mentone	Kimberly S. Orr	Retail Banking Officer
Middlebury	Leah M. Osborn	Retail Banking Officer
Milford	Brooke C. Williams	Assistant Vice President, Retail Banking Officer
Mishawaka	Andrea R. Bowers	Assistant Vice President, Retail Banking Officer
Nappanee	Katina A. Stephenson	Vice President, Retail Banking Officer
North Webster	Emily R. Jones	Retail Banking Officer
Pierceton	Livia E. Rose	Retail Banking Officer
Plymouth	Carol D. Brown	Vice President, Retail Banking Officer
Rochester	Kelli-Anna Cook	Vice President, Retail Banking Officer
Shipshewana	Kourtney M. Jackson	Assistant Vice President, Retail Banking Officer
Silver Lake	Jennifer M. Flinn	Vice President, Retail Banking Officer
South Bend Downtown	Christina J. Myer	Assistant Vice President, Retail Banking Officer
South Bend Northwest	Mark A. Berta	Vice President, Retail Banking Officer & Private Banker
Syracuse	Brittni A. Kuhn	Assistant Vice President, Retail Banking Officer & Private Banker
Warsaw Downtown	Shelly R. Kammerer	Vice President, Retail Banking Officer & Private Banker
Warsaw East	Olivia C. Pearson	Retail Banking Officer
Warsaw North	Kathleen Madden	Assistant Vice President, Retail Banking Officer
Warsaw West	Malana L. Wood	Retail Banking Officer
Winona Lake	Jessica L. Slone	Assistant Vice President, Retail Banking Officer

Forward Looking Statement

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of future terrorist attacks and threats or acts of war and the response of the United States to any such attacks or threats; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company's general business; (iv) changes in interest rates and prepayment rates of the Company's assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of acquisitions; (x) unexpected outcomes of existing or new litigation involving the Company; and (xi) changes in accounting standards and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.





Lake City Bank

(888) 522-2265
LAKECITYBANK.COM